EXHIBIT 99.1

Volvo Trucks North America, UAW Reach New Three-Year Agreements

GOTEBORG, Sweden, April 4, 2005 (PRIMEZONE) -- Volvo Trucks North America, Inc, and UAW have reached a new three-year agreement.

Volvo Trucks North America and employees represented by the United Auto Workers have ratified new three-year labor agreements covering approximately 2,800 members of UAW Local #2069 at the New River Valley, VA, plant. The new contracts are effective as of February 1, 2005, and will expire on January 31, 2008.

April 4, 2005

For further information, please contact:
Marten Wikforss, AB Volvo, +46 31 66 11 27
or Jim McNamara, Volvo Trucks North America, +1 (336) 393 2143

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 78,000 people, has production facilities in 25 countries and sells their products in more than 185 markets. Annual sales of the Volvo Group amount to 18 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the stock exchanges in Stockholm, London and on NASDAQ in the US.

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